

April 27, 2015

<u>Via E-Mail</u>
Mr. Ira M. Birns
Executive Vice President and Chief Financial Officer
World Fuel Services Corporation
9800 Northwest 41st Street, Suite 400
Miami, Florida 33178

> **Re:     World Fuel Services Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 12, 2015**
> **Response Letter dated April 3, 2015**
> **File No. 001-09533**

Dear Mr. Birns:

We have reviewed your April 3, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 20, 2015 letter.

<u>Form 10-K for the Fiscal Year ended December 31, 2014</u>

<u>Risk Factors, page 5</u>

<u>Information technology failures and data security breaches…., page 7</u>

1.     We note your response to prior comment one, regarding the theft of fuel valued at $18 million, attributing this incident to a fraudulent request for fuel supply that was executed within your standard process of order fulfillment. You also explain that you view this incident as an elaborate commercial fraud and not as a cyber-incident, as no digital technologies or systems were compromised. Given the policies and procedures that are integral to the definition of internal control over financial reporting set forth in Rule 13(a)-15(f) of the Regulation 13A, tell us how your processing of this transaction did not preclude your assessment that internal control over financial reporting was effective, and

did not lead to change that would need to be disclosed pursuant to Item 308(c) of Regulation S-K.  In doing so, please tell us the date you became aware of the incident, explain how the matter was considered in each subsequent assessment of effectiveness, indicate how you concluded that a material weakness did not exist, and describe and indicate the dates of any changes that were made to your internal control over financial reporting to guard against similar incidents arising in the future.

Financial Statements

Note 7 - Commitments and Contingencies, page 65

Lac‑Mégantic, Quebec, page 67

2.      We note your response to prior comment five, clarifying that you have been engaged in various discussions regarding possible settlements of claims arising over the train derailment in Canada on July 6, 2013.  You state that these discussions have involved the potential resolution of different categories of claims for varying amounts.  However, you indicate that you have not provided details of these claim categories or quantification in your disclosure as you do not believe they would "...necessarily provide an accurate indication of any ultimate settlement amount...."  We do not believe ability to indicate an ultimate settlement figure is an applicable threshold for disclosure.  We understand you have been unable to estimate a range of reasonably possible loss, and are therefore unable to conclude that these potential settlement amounts would fall outside such a range.

Under these circumstances, you should disclose the nature of the claim categories and the amounts that third parties have sought from you in their efforts to settle claims, qualified as appropriate with your view on the status of deliberations.  Similarly, information about your insurance coverage and any uncertainties about its availability to limit your exposure would be pertinent.  We reissue prior comment five.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters.  Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief